
07080206









Myriad is pleased to be the supporter of the landmark art exhibition, *The Later Works of William Utermohlen*, and its corresponding lecture, *Portraits & Promises in Alzheimer's Disease*, hosted by the Alzheimer's Association in New York, Chicago and Los Angeles.

This progression of works, by American painter William (Bill) Utermohlen (1933-2007), represents six in a series of self-portraits. The first was completed in 1967. The other five were painted between 1995 and 2000, from when the artist was first diagnosed with Alzheimer's disease, until he was forced to abandon painting. Once he was diagnosed with Alzheimer's disease, Mr. Utermohlen turned his focus from eclectic subjects characterized by intense colors and studies of human interaction, to urgent, highly expressionistic self-portraits that reveal a unique, visual narrative of a patient's subjective experience of dementia. *More on page 15.*

# Myriad Genetics



At Myriad Genetics, our goal is to design molecular diagnostics and therapeutics that address the cause of disease, rather than just its symptoms. This approach, which starts before a disease is even diagnosed by analyzing risk, has made us first, a pioneer; now, a leader in molecular diagnostics. We revolutionized the way hereditary cancer is diagnosed and treated. We plan to do the same in the treatment of Alzheimer's disease and HIV.

Myriad is now advancing toward a new role of introducing therapeutics that will meet needs never before addressed. We target some of the world's most insidious diseases at their fundamental origins. In Alzheimer's disease, that means modifying the course of disease to slow or halt its advance. With metastatic brain tumors, getting the drug across the body's natural defense mechanism, the blood/brain barrier, means treating the cancer at the site of the problem.

Throughout Myriad, in laboratories, cubicles, boardrooms, and data centers, our story is one of applying fresh thinking for novel strategies, creating new ways of making processes more efficient and people more effective, and a singular focus on bettering the lives of the patients we serve. These characteristics define and drive us onward to strive for ever-greater progress. In the process, the people of Myriad are transforming our company into the one we have always envisioned. To us, our business is all about dedicating an entire company to one objective: preserving and enhancing life.

Fiscal years 2005, 2006, 2007

## CASH AND INVESTMENTS

114

228

308

## TOTAL REVENUES

82

114.3

157

## GROSS PRODUCT PROFITS

51

73

114

## STOCK PRICE *USD as of June 30*

| Year | Price |
|---|---|
| 2005 | 15.65 |
| 2006 | 25.25 |
| 2007 | 37.19 |



**To Our Shareholders,**

We are pleased to report that 2007 was a year of excellence for Myriad; one characterized by both achievement *and* preparation for future success. We grew revenues from molecular diagnostic products by a remarkable 44 percent, to $145 million. Our molecular diagnostics business produced $60 million in operating profit, helping Myriad maintain a loss that is decidedly modest, considering the extent of our therapeutic development progress. At the same time, we increased our investment in research and development by 20 percent; a commitment to R&D we believe is necessary to transform the promise of our exciting drug pipeline into products that address great and urgent medical needs.

[illegible] continuing. While these data await confirmation in Phase 3 studies, the need for drugs that can alter the progression of Alzheimer's disease is intensifying. After all, this is a disease that threatens to become a worldwide epidemic, with [illegible] the potential for a [illegible] of the number of affected persons from [illegible] million worldwide today to [illegible] by 20[illegible].

Azixa, our novel drug candidate for brain cancer therapy, is being developed in [illegible]. Currently, in three separate human Phase 2 clinical trials, this compound is being studied in patients with primary glioblastoma brain tumors, patients with brain metastases that have spread from the skin, and brain metastases that have spread from the lungs. Azixa's remarkable ability to cross the blood/brain barrier provides patients with new hope. There are no drugs available today that are FDA approved to treat brain metastases and the life expectancy of an individual at this stage is typically only about six months. In addition, Azixa appears to be active against drug resistant tumors, which is a condition commonly seen in patients with late-stage metastatic disease, such as those in the Phase 2 Azixa trials.

In addition to the recent launch of TheraGuide 5-FU, our new test to predict toxicity to 5-FU/capecitabine containing chemotherapy, our molecular diagnostic product development pipeline has been newly expanded. This portfolio is now primed with concepts currently being developed that support Myriad's core philosophy of concentrating on products in the realm of personalized and predictive medicine. The potential for applying new technologies to the treatment of patients with the most efficacious drug at the most beneficial dose is enormous and cannot be ignored. Myriad is committed to remaining a world leader in molecular diagnostics. We expect to accomplish this by leading the charge in bringing the promise of personalized medicine to physician practice, enabling better information to guide the healthcare management of their patients.

As we have brought about a transformation in the care of individuals with a family history of cancer of the breast, colon, ovary, skin and uterus, we now look forward to transforming the care of patients with Alzheimer's disease and brain cancer. In the process, we will move closer to realizing our founding vision of becoming a global leader in the development and marketing of breakthrough, first-in-class therapeutic and molecular diagnostic products.

Sincerely,

Peter D. Meldrum
President and Chief Executive Officer

John Henderson, M.D.
Chairman

## Organization and infrastructure

Extraordinary diligence, innovation and intelligence define Myriad employees as some of the most talented in any industry, anywhere.

"In my opinion, the greatest change over the past five years is the level of complexity we have to support. Myriad has a path: molecular medicine, both diagnostic and therapeutic. With revenues that grew at 44 percent annually last year, we have an infrastructure that can support the discovery and development efforts that we believe will ultimately bring more novel therapeutics and diagnostics to market."

— Jay Moyes, Chief Financial Officer





Myriad's employees are people who have decided that advancing healthcare with the opportunity to save lives and improve quality of life is an important priority. They have decided that [illegible] long hours of hard work and [illegible] thinking are a price worth paying to make a difference in this field. At Myriad, we ask for a lot from our people and we are well rewarded. The laboratory process for molecular diagnostic testing of hereditary cancers is one of the most elaborate and sophisticated in any medical laboratory and [illegible] we require that the test is performed with absolute precision every [illegible]. To assure that this is the case, Myriad has gone to great lengths [illegible] many steps that are [illegible] to human technicians. Final review of patient results always involves at least two data reviewers for [illegible] confirmation of the human component as well.

[illegible] is faster than [illegible] generate many megabytes of information [illegible] information management systems. The equivalent of a short novel [illegible] every patient's specimen. We recently added an additional [illegible] bytes of memory to handle the growth in data storage. This information is protected by one of the world's most rigorous data security systems, one that guards all of our proprietary data, including important elements such as the identity and history of both patient and provider. [illegible] information through a data system that stands at [illegible] [illegible].

[illegible] diagnostic testing [illegible] analyze the DNA [illegible] at a rate of [illegible] cases each day, which is readily expandable for future growth. The incoming samples create a nearly insatiable laboratory appetite for [illegible] and fast, reliable hardware [illegible] analyzing equipment [illegible] on a more or less continuous basis. [illegible] in our mission to provide [illegible] patient [illegible] patients.

**A focused intensity**

Powerful and informative though they certainly are, Myriad's predictive and personalized medicine products would be of little practical value if they never made it into the hands of clinicians in the service of patients. Our product delivery and customer support system has been designed to be second to none in all of life science.



- We've tested over 240,000 individuals for their hereditary risk of cancers
- We have agreements with insurers that cover more individuals than the two largest national reference laboratories combined (130 million)
- Our ten year compound annual product revenue growth rate is 52%



**TheraGuide 5-FU™**

A genetic test to predict toxicity to 5-FU/capecitabine-based chemotherapy

**MELARIS®**

A genetic test for hereditary melanoma

**BRACAnalysis**

A genetic test for hereditary breast and ovarian cancer

**COLARIS®**

A genetic test for hereditary nonpolyposis colorectal cancer (HNPCC)

**COLARIS AP®**

A genetic test for adenomatous polyposis syndromes

**This is getting personal**

Within Myriad's diagnostic laboratories, the word "personalized" medicine is very real and very important. Our scientists are working to advance its benefits on a daily basis.



If you were to ask a research scientist at Myriad what the greatest change has been in the company over the past five years, they're likely to tell you that the greatest transition over our history has been from being a genetics company working with relatively blunt instruments to a healthcare company in which the thrust of our research and development is product-focused, using sophisticated instruments and sample populations to study cellular events at the molecular level. The time it takes to discover gene-disease relationships has gone from months or even years to just days or weeks. Now we can analyze thousands of specimens in a single day's run, giving us the ability to sort out a complex network of contributing factors, whereas only the most obvious causes were discernible previously. The high throughput tools allow us to format and validate new tests much faster as well.

Think of it this way: most medicines have only benefited a portion of patients to whom they were given. Some received no benefit at all, or even had serious side effects, but the drugs were often the help against their disease. Until just recently, doctors simply didn't have the tools and technology to help predict which patients would benefit. Myriad is helping to make that a way of the past. We have products that predict a patient's risk of cancer and toxicity to chemotherapy on the market today. With these diagnostic instruments, we are ushering in a new era of individually targeted medicine.

Recently, Myriad introduced a new test designed to protect patients against side effects of a common cancer drug, caused by defects in the patient's own genetic makeup. While most people are able to tolerate the drug therapy, there are many — up to 30% — who may have serious or life-threatening reactions. Myriad's test, TheraGuide 5-FU, is designed to determine who those patients are and provide physicians with an opportunity to either reduce their dosages or switch to another therapy. Keeping patients safe and giving people the best care they can receive is the vanguard of what we are trying to achieve.

"Many drugs are now used in a more targeted fashion. Because of discovery in biology and, of course, the molecular revolution, it's possible to pinpoint the part of the cell that is flawed, or which may become flawed, and determine the most efficacious manner of addressing it."

— Jerry S. Lanchbury, Ph.D.
Executive Vice President, Research

**A promising future for Alzheimer's patients**

It is estimated that by mid-century some 14 million Americans will have been diagnosed with Alzheimer's disease. Whether or not our healthcare system can withstand the strain of so many elderly patients suffering from dementia is indeed a critical question. But just as important is the possibility of mitigating the devastating effects of Alzheimer's through effective therapeutic treatment, so that the disease's impact on people and society is significantly reduced. Therein lies the promise of the most momentous transformation in Myriad's history.



As Myriad helps to build a promising new future for current Alzheimer's patients and their families, it is also preparing for the future. The work that Myriad is doing today is expected to benefit an ever growing senior population that will have to cope with the disease tomorrow. While Flurizan has the power to transform lives, it has already transformed Myriad. And, in fact, continues to do so on a daily basis.



**Drug development pipeline**

Every clinical drug trial requires the marshalling of enormous human, financial and technical resources. Still, if Myriad is to be successful in the pursuit of our vision of introducing life-changing therapeutics, every study is of critical importance. While Flurizan may be our leading drug candidate today, it is being paced by parallel development programs of a number of potentially valuable drug compounds.

# *Portraits*
# *Promises*

## in Alzheimer's Disease

We at Myriad are dedicated to researching new therapies designed to change the course of Alzheimer's disease and to developing novel educational programs to garner greater public awareness and understanding of this pending epidemic. In that spirit, we were pleased to be the supporter of the landmark art exhibition, The Later Works of William Utermohlen, and its corresponding lecture, Portraits & Promises in Alzheimer's Disease. These fascinating and powerful events took place in October 2006 at the New York Academy of Medicine in New York City, and are planned for Chicago and Los Angeles. The educational program was designed to utilize art as a means to inform and inspire the public to learn more about Alzheimer's disease. Myriad is also very honored that the Alzheimer's Association serves as the host for these events.

For more information about the *Portraits & Promises in Alzheimer's Disease* program visit www.myriad.com.

| | Preclinical | Phase 1 | Phase 2 | Phase 3 |
|---|---|---|---|---|
| FLURIZAN™ (US) / Alzheimer's Disease | ■ | ■ | ■ | ■ |
| FLURIZAN™ (Global) / Alzheimer's Disease | ■ | ■ | ■ | ■ |
| Azixa™ (MPC-6827) / Non-Small-Cell Lung Cancer | ■ | ■ | ■ | |
| Azixa™ (MPC-6827) / Melanoma | ■ | ■ | ■ | |
| Azixa™ (MPC-6827) / Glioblastoma | ■ | ■ | ■ | |
| MPC-2130 / Metastatic & Blood Cancers | ■ | ■ | | |
| MPC-0920 / Thrombosis | ■ | ■ | | |
| Vivecon™ (MPI-49839) / HIV/AIDS | ■ | | | |

## Officers and Directors

| | |
|---|---|
| *John T. Henderson, M.D.* | [illegible] |
| Walter Gilbert, Ph.D. | [illegible] |
| Peter D. Meldrum | [illegible] |
| Robert S. Attiyeh | [illegible] |
| Arthur H. Hayes Jr., M.D. | Director<br>[illegible] |
| Dennis H. Langer, M.D., J.D. | Director<br>*Managing Partner, Phoenix IP Ventures* |
| Mark H. Skolnick, Ph.D. | Chief Scientific Officer and Director |
| Linda S. Wilson, Ph.D. | Director<br>*President Emerita, Radcliffe College* |

| | |
|---|---|
| Mark C. Capone | Chief Operating Officer, Myriad Genetic Laboratories, Inc. |
| Gregory C. Critchfield, M.D. | President of Myriad Genetic Laboratories, Inc. |
| James S. Evans | Vice President of Finance |
| Adrian N. Hobden, Ph.D. | President of Myriad Pharmaceuticals, Inc. |
| William A. Hockett III | Executive Vice President, Corporate Communications |
| Jerry S. Lanchbury, Ph.D. | Executive Vice President, Research |
| Wayne Laslie | Chief Operating Officer, Myriad Pharmaceuticals, Inc. |
| Richard M. Marsh | Executive Vice President, General Counsel and Secretary |
| Jay M. Moyes | Chief Financial Officer and Treasurer |

# Myriad Genetics, Inc.

*2007 Financial Report*

# Selected Consolidated Financial Data

| *Years ended June 30,* | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| *In thousands, except per share amounts* | | | | | |
| **Consolidated Statement of Operations Data:** | | | | | |
| Molecular diagnostic revenue | $ 145,285 | $ 100,621 | $ 71,325 | $ 43,294 | $ 34,683 |
| Research revenue | 11,841 | 13,658 | 11,081 | 11,748 | 27,822 |
| Related party research revenue | - | - | - | 1,606 | 1,816 |
| Total research revenue | 11,841 | 13,658 | 11,081 | 13,354 | 29,638 |
| Total revenues | 157,126 | 114,279 | 82,406 | 56,648 | 64,321 |
| Costs and expenses: | | | | | |
| Molecular diagnostic cost of revenue | 30,813 | 27,644 | 20,322 | 13,751 | 12,553 |
| Research and development expense | 100,708 | 83,757 | 59,243 | 50,697 | 47,589 |
| Selling, general and administrative expense | 73,332 | 48,467 | 43,586 | 34,835 | 31,525 |
| Total costs and expenses | 204,853 | 159,868 | 123,151 | 99,283 | 91,667 |
| Operating loss | (47,727) | (45,589) | (40,745) | (42,635) | (27,346) |
| Other income (expense): | | | | | |
| Interest income | 12,112 | 7,412 | 2,798 | 2,025 | 2,900 |
| Other | 653 | (12) | (2,031) | (10) | 38 |
| Loss before income taxes | (34,962) | (38,189) | (39,978) | (40,620) | (24,408) |
| Income taxes | — | — | — | — | 417 |
| Net loss | $ (34,962) | $ (38,189) | $ (39,978) | $ (40,620) | $ (24,825) |
| Basic and diluted net loss per share | $ (0.85) | $ (1.05) | $ (1.30) | $ (1.49) | $ (0.96) |
| Basic and diluted weighted average shares outstanding | 41,055 | 36,278 | 30,720 | 27,326 | 25,730 |

| *As of June 30,* | 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| **Consolidated Balance Sheet Data:** | | | | | |
| Cash, cash equivalents and marketable investment securities | $ 308,312 | $ 227,744 | $ 113,843 | $ 141,839 | $ 126,292 |
| Working capital | 311,558 | 225,465 | 112,270 | 148,586 | 137,003 |
| Total assets | 372,067 | 276,603 | 158,958 | 188,356 | 182,823 |
| Stockholders' equity | 340,363 | 249,781 | 135,673 | 173,276 | 163,486 |

## Quarterly Financial Data (unaudited)

| *Quarters ended:* | 30-Jun-07 | 31-Mar-07 | 31-Dec-06 | 30-Sep-06 |
|---|---|---|---|---|
| *In thousands, except per share amount* | | | | |
| **Consolidated Statement of Operations Data:** | | | | |
| Molecular diagnostic revenue | $ 42,268 | $ 37,991 | $ 34,175 | $ 30,851 |
| Research revenue | 3,210 | 2,979 | 2,960 | 2,692 |
| Total revenue | 45,478 | 40,970 | 37,135 | 33,543 |
| Costs and expenses: | | | | |
| Molecular diagnostic cost of revenue | 7,602 | 7,577 | 7,529 | 8,105 |
| Research and development expense | 26,174 | 23,418 | 24,764 | 26,352 |
| Selling, general and administrative expense | 23,968 | 19,067 | 16,211 | 14,086 |
| Total costs and expenses | 57,744 | 50,062 | 48,504 | 48,543 |
| Operating loss | (12,266) | (9,092) | (11,369) | (15,000) |
| Other income (expense): | | | | |
| Interest income | 3,814 | 3,123 | 2,573 | 2,602 |
| Other | 648 | 32 | — | (27) |
| | 4,462 | 3,155 | 2,573 | 2,575 |
| Net loss | $ (7,804) | $ (5,937) | $ (8,796) | $ (12,425) |
| Basic and diluted net loss per share | $ (0.18) | $ (0.14) | $ (0.22) | $ (0.31) |
| Basic and diluted weighted average shares outstanding | 43,242 | 41,503 | 39,808 | 39,700 |

| *Quarters ended:* | 30-Jun-06 | 31-Mar-06 | 31-Dec-05 | 30-Sep-05 |
|---|---|---|---|---|
| *In thousands, except per share amount* | | | | |
| **Consolidated Statement of Operations Data:** | | | | |
| Molecular diagnostic revenue | $ 28,833 | $ 26,867 | $ 23,392 | $ 21,529 |
| Research revenue | 3,192 | 2,942 | 3,938 | 3,585 |
| Total revenue | 32,025 | 29,809 | 27,330 | 25,114 |
| Costs and expenses: | | | | |
| Molecular diagnostic cost of revenue | 8,064 | 7,505 | 6,272 | 5,803 |
| Research and development expense | 24,294 | 21,967 | 19,030 | 18,466 |
| Selling, general and administrative expense | 13,649 | 12,291 | 11,628 | 10,898 |
| Total costs and expenses | 46,007 | 41,763 | 36,930 | 35,167 |
| Operating loss | (13,982) | (11,954) | (9,600) | (10,053) |
| Other income (expense): | | | | |
| Interest income | 2,545 | 2,407 | 1,649 | 811 |
| Other | 13 | (24) | (1) | — |
| | 2,558 | 2,383 | 1,648 | 811 |
| Net loss | $ (11,424) | $ (9,571) | $ (7,952) | $ (9,242) |
| Basic and diluted net loss per share | $ (0.29) | $ (0.24) | $ (0.22) | $ (0.30) |
| Basic and diluted weighted average shares outstanding | 39,547 | 39,232 | 35,547 | 30,866 |

# Management's Discussion and Analysis of Financial Condition and Results of Operations

## OVERVIEW

We are a leading biotechnology company focused on the development and marketing of novel therapeutic and molecular diagnostic products. We employ a number of proprietary technologies that permit us to understand the genetic basis of human disease and the role that genes and their related proteins play in the onset and progression of disease. We use this information to guide the development of new healthcare products that will treat major diseases and assess a person's risk of disease later in life.

We have devoted substantially all of our resources to our three reportable operating segments: (1) research, which focuses on the discovery of genes related to major common diseases, (2) molecular diagnostics, which focuses on the analysis of genes and their alterations to assess the risk for developing disease later in life (predictive medicine) and to assess the risk of disease progression, disease recurrence, drug toxicity, and drug response (personalized medicine), and (3) drug development, which focuses on the development of therapeutic products for the treatment and prevention of major diseases. See Note 8 "Segment and Related Information" in the notes to our consolidated financial statements for information regarding these operating segments. Our revenues have consisted primarily of sales of molecular diagnostic products and research payments. We have yet to attain profitability and, for the year ended June 30, 2007, we had a net loss of $35.0 million. As of June 30, 2007 we had an accumulated deficit of $252.4 million.

We expect to incur losses for at least the next several years, primarily due to the expansion of our drug discovery and development efforts, the initiation and continuation of clinical trials, the launch of new molecular diagnostic products, the performance of our internal research and development programs, and expansion of our facilities. We incurred research and development expenses of $100.7 million, $83.8 million, and $59.2 million for the years ended June 30, 2007, 2006, and 2005 respectively. Additionally, we expect to incur substantial sales, marketing and other expenses in connection with building our therapeutic and molecular diagnostic businesses. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial.

## CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those policies which are both important to the portrayal of a company's financial condition and results and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our critical accounting policies are as follows:

- revenue recognition;
- allowance for doubtful accounts; and
- share-based payment expense.

***Revenue Recognition.*** Molecular diagnostic revenue includes revenue from the sale of molecular diagnostic products and related marketing agreements. Molecular diagnostic revenue is recognized upon completion of the test, communication of results, and when collectibility is reasonably assured.

Research revenue includes revenue from research agreements, milestone payments, and technology licensing agreements. In applying the principles of SAB 104 and EITF 00-21 to research and technology license agreements we consider the terms and conditions of each agreement separately to arrive at a proportional performance methodology of recognizing revenue. Such methodologies involve recognizing revenue on a straight-line basis over the term of the agreement, as underlying research costs are incurred, or on the basis of contractually defined output measures such as units delivered. We make adjustments, if necessary, to the estimates used in our calculations as work progresses and we gain experience. The principal costs under these agreements are for personnel expenses to conduct research and development but also include costs for materials and other direct and indirect items necessary to complete the research under these agreements. Actual results may vary from our estimates. Payments received on uncompleted long-term contracts may be greater than or less than incurred costs and estimated earnings and have been recorded as other receivables or deferred revenues in the accompanying consolidated balance sheets. Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations. We recognize revenue from up-front nonrefundable license fees on a straight-line basis over the period of our continued involvement in the research and development project.



***Allowance for Doubtful Accounts.*** The preparation of our financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the reported amount of assets at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Trade accounts receivable are comprised of amounts due from sales of our molecular diagnostic products. We analyze trade accounts receivable and consider historic experience, customer creditworthiness, facts and circumstances specific to outstanding balances, and payment terms when evaluating the adequacy of the allowance for doubtful accounts. Changes in these factors could result in material adjustments to the expense recognized for bad debt.

***Share-Based Payment Expense.*** Financial Accounting Standards Board Statement No. 123R, Share-Based Payment, or SFAS 123R, sets accounting requirements for "share-based" compensation to employees, including employee stock purchase plans, and requires us to recognize in our consolidated statements of operations the grant-date fair value of our stock options and other equity-based compensation. The determination of grant-date fair value is estimated using an option-pricing model, which includes variables such as the expected volatility of our share price, the exercise behavior of our employees, interest rates, and dividend yields. These variables are projected based on our historical data, experience, and other factors. Changes in any of these variables could result in material adjustments to the expense recognized for share-based payments.

**RECENT ACCOUNTING PRONOUNCEMENTS**

In February 2007, the FASB issued SFAS No. 159, or SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.* SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. Our adoption of SFAS 159 on July 1, 2008 is not expected to have a material effect on our consolidated financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, or FIN 48, *Accounting for Income Tax Uncertainties.* FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. FIN 48 provides guidance on the de-recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 on July 1, 2007 is not expected to have a material effect on our consolidated financial position or results of operations.

In June 2007, the FASB issued EITF Issue 07-3 *Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities,* or EITF 07-3. The scope of EITF 07-3 is limited to nonrefundable advance payments for goods and services related to research and development activities. EITF 07-3 addresses whether such advanced payments should be expensed as incurred or capitalized. We are required to adopt EITF 07-3 effective January 1, 2008. The adoption of EITF 07-3 on January 1, 2008 is not expected to have a material effect on our consolidated financial position or results of operations.

**RESULTS OF OPERATIONS**

***Years ended June 30, 2007 and 2006***

Molecular diagnostic revenue is comprised primarily of sales of our molecular diagnostic products. Molecular diagnostic revenue for the fiscal year ended June 30, 2007 was $145.3 million compared to $100.6 million for the prior fiscal year, an increase of 44%. Increased sales, marketing, and education efforts resulted in wider acceptance of our products by the medical community and increased testing volumes for the fiscal year ended June 30, 2007. We are currently in the process of expanding our sales force, preparing to launch a direct-to-consumer marketing campaign, and increasing our market penetration in the Ob/Gyn market. Through these efforts we are attempting to broaden utilization of our products with current physician customers and increase the number of new physician customers prescribing our products. We believe these efforts will allow us to continue to grow molecular diagnostic revenue in future periods; however, there can be no assurance that molecular diagnostic revenue will continue to increase at historical rates.

Research revenue is comprised of research payments received pursuant to collaborative agreements. Research revenue for the fiscal year ended June 30, 2007 was $11.8 million compared to $13.7 million for the prior fiscal year. This 13% decrease in research revenue is primarily attributable to the successful completion of a research collaboration in the prior year. Research revenue from our research collaboration agreements is recognized using a proportional performance methodology. Consequently, as these programs progress and outputs increase or decrease, revenue may increase or decrease proportionately. In the future we expect to continue to de-emphasize external collaborations and focus on internal drug development programs.

Molecular diagnostic cost of revenue is comprised primarily of salaries and related personnel costs, laboratory supplies, royalty payments, equipments costs and facilities expense. Molecular diagnostic cost of revenue for the fiscal year ended June 30, 2007 was $30.8 million compared to $27.6 million for the prior fiscal year. This increase of 11% in molecular diagnostic cost of revenue is primarily due to the 44% increase in molecular diagnostic revenues for the fiscal year ended June 30, 2007 compared to the prior fiscal year. Our gross profit margin was 79% for the fiscal year ended June 30, 2007 compared to 73% for the prior fiscal year. This increase in gross profit margins is primarily attributable to technology improvements and efficiency gains in the operation of our molecular diagnostic laboratory. There can be no assurance that molecular diagnostic gross profit margins will continue to increase and we expect that our gross profit margins will fluctuate from quarter to quarter based on the introduction of new products as well as new technologies and operating systems in our molecular diagnostic laboratory.

Research and development expenses are comprised primarily of salaries and related personnel costs, laboratory supplies, equipments costs, facilities expense, and costs associated with our clinical trials. Research and development expenses for the fiscal year ended June 30, 2007 were $100.7 million compared to $83.8 million for the prior fiscal year. This increase of 20% was primarily due to increased costs associated with our ongoing clinical trials of Flurizan and Azixa. We expect to increase our research and development expenses over the next several years as we expand clinical trials and begin commercialization of our product candidates currently in clinical development, including Flurizan and Azixa, advance our other product candidates into clinical trials, and expand our research and development activities. We expect that these expenses will continue to fluctuate based on changes in our research programs and the progression of our drug development programs.

Selling, general and administrative expenses consist primarily of salaries, commissions and related personnel costs for sales, marketing, customer service, billing and collection, executive, legal, finance and accounting, information technology, human resources, and allocated facilities expenses. Selling, general and administrative expenses for the fiscal year ended June 30, 2007 were $73.3 million compared to $48.5 million for the prior fiscal year. This increase of 51% was primarily attributable to increased sales and marketing commissions, headcount, and related costs to support the 44% growth in our molecular diagnostic business, which resulted in an increase of $9.3 million compared to the prior fiscal year. Marketing costs associated with the preparation of our upcoming direct-to-consumer advertising campaign resulted in an increase of $4.3 million compared to the prior fiscal year. Increased bad debt expense resulted in an increase of $3.6 million compared to the prior fiscal year. Increased non-cash expense under SFAS 123R associated with our stock option plan and Employee Stock Purchase Plan resulted in an increase of $2.9 million compared to the prior fiscal year. General increases in costs to support growth in our molecular diagnostic business and therapeutic development efforts resulted in an increase of approximately $4.7 million to our selling, general, and administrative expense compared to the prior fiscal year. We expect our selling, general and administrative expenses will continue to fluctuate depending on the number and scope of new product launches and our drug discovery and drug development efforts.

***Years ended June 30, 2006 and 2005***

Molecular diagnostic revenues for the fiscal year ended June 30, 2006 were $100.6 million compared to $71.3 million for the prior fiscal year, an increase of 41%. Increased sales, marketing, and education efforts resulted in wider acceptance of our products by the medical community and increased revenues for the fiscal year ended June 30, 2006.

Research revenue for the fiscal year ended June 30, 2006 was $13.7 million compared to $11.1 million for the prior fiscal year. This 23% increase in research revenue is primarily attributable to revenues associated with the delivery of research data pursuant to one research collaboration. We expect that our continued focus will be on our internal drug development and molecular diagnostic programs and we plan to continue to de-emphasize external research collaborations. Research revenue from our research collaboration agreements is recognized using a proportional performance methodology. Consequently, as these programs progress and costs increase or decrease, research revenue may increase or decrease proportionately.

Molecular diagnostic cost of revenue for the fiscal year ended June 30, 2006 was $27.6 million compared to $20.3 million for the prior fiscal year. This increase of 36% in molecular diagnostic cost of revenue is primarily due to the 41% increase in molecular diagnostic revenues for the fiscal year ended June 30, 2006 compared to the prior fiscal year. Our gross profit margin was 73% for the fiscal year ended June 30, 2006 compared to 72% for the prior fiscal year.

Research and development expenses for the fiscal year ended June 30, 2006 were $83.8 million compared to $59.2 million for the prior fiscal year. This increase of 41% was primarily due to increased costs associated with our ongoing clinical trials of Flurizan, MPC-7869, Azixa, MPC-2130, and MPC-0920, which added approximately $15.7 million to our research and development costs for the fiscal year ended June 30, 2006 compared to the prior fiscal year. Increased costs associated with our drug discovery programs, drug development programs, and our research collaborations added approximately $8.9 million to our research and development costs for the fiscal year ended June 30, 2006 compared to the prior fiscal year.

Selling, general and administrative expenses for the fiscal year ended June 30, 2006 were $48.5 million compared to $43.6 million for the prior fiscal year. This increase of 11% was primarily attributable to general increases in costs to support the 41% growth in our molecular diagnostic business and our therapeutic development efforts.

Other expense for the fiscal year ended June 30, 2006 was $12,000 compared to $2.0 million in the prior fiscal year. Other expense generally consists of losses realized from the disposition of equipment. For the fiscal year ended June 30, 2005 other expense also included a $2.0 million impairment charge related to our investment in a privately-held pharmaceutical company. The impairment charge, as determined by our cash flow estimates and an independent, third-party appraisal, resulted from a change in the timing of anticipated future cash flows from the investment.

**LIQUIDITY AND CAPITAL RESOURCES**

Cash, cash equivalents, and marketable investment securities increased $80.6 million or 35% from $227.7 million at June 30, 2006 to $308.3 million at June 30, 2007. This increase is primarily attributable to the public offering of $105.3 million (net proceeds) of our common stock in February 2007, cash generated from our molecular diagnostic revenue and, to a lesser extent, research collaboration payments and proceeds from the exercise of stock options and sales of our common stock under our Employee Stock Purchase Plan. This increase was partially offset by expenditures for our ongoing clinical trials, internal research and drug development programs, acquisition of capital assets, and other expenditures incurred in the ordinary course of business.



Interest income for the fiscal year ended June 30, 2007 was $12.1 million, compared to $7.4 million for the prior fiscal year, which was due primarily to increases in cash, cash equivalents, and marketable investment securities.

Net cash used in operating activities was $25.9 million during the fiscal year ended June 30, 2007 compared to $28.0 million used in operating activities during the prior fiscal year. Trade receivables increased $15.9 million between June 30, 2006 and June 30, 2007, primarily due to the 44% increase in molecular diagnostic sales during the same period. Accounts payable increased by $4.0 million between June 30, 2006 and June 30, 2007, primarily due to amounts owed related to our ongoing clinical trials.

Our investing activities used cash of $46.7 million during the fiscal year ended June 30, 2007 compared to $72.8 million used in investing activities during the prior fiscal year. For the fiscal year ended June 30, 2007, purchases of marketable investment securities used cash of $197.8 million, maturities of marketable investment securities provided cash of $162.5 million, and capital expenditures for research equipment used cash of $11.4 million.

Financing activities provided cash of $117.5 million during the fiscal year ended June 30, 2007 and provided cash of $149.9 million in the prior fiscal year. In February 2007, we received $105.3 million in net proceeds from an underwritten offering of 3.0 million shares of our common stock pursuant to our outstanding shelf registration statement on Form S-3 (Registration No. 333-123914). Following the offering we have approximately $43.4 million of securities available for sale under this shelf registration statement. During the fiscal year ended June 30, 2007, we received $12.2 million from the exercise of stock options and the purchase of our common stock from our Employee Stock Purchase Plan.

We believe that with our existing capital resources, we will have adequate funds to maintain our current and planned operations for at least the next two years, although no assurance can be given that changes will not occur that would consume available capital resources before such time and we may need or want to raise additional financing within this period of time. Our future capital requirements, cash flows, and results of operations could be affected by and will depend on many factors that are currently unknown to us, including:

- the progress and results of our two current Phase 3 clinical trials of Flurizan for the treatment of Alzheimer's disease and any additional trials that may be required by the FDA or that we may initiate on our own;
- the progress and results of our three current Phase 2 clinical trials of Azixa for the treatment of cancer and any additional trials that we may initiate based on the Phase 2 results;
- the progress and results of our Phase 1 clinical trials for MPC-2130 and MPC-0920 and any future trials that we may initiate based on the Phase 1 results;
- the results of our preclinical studies and testing for our preclinical programs and any decisions to initiate clinical trials if supported by the preclinical results;
- the costs, timing and outcome of regulatory review of Flurizan, Azixa, MPC-2130, MPC-0920, and any other preclinical drug candidates that may progress to clinical trials;
- the costs of establishing sales and marketing functions and of establishing commercial manufacturing capacities if any of our drug candidates is approved;
- the scope, progress, results and cost of preclinical development, clinical trials and regulatory review of any new drug candidates we may discover or acquire;
- the progress, results and cost of developing additional molecular diagnostic products for our molecular diagnostic business;
- the costs, timing and results of launching new molecular diagnostic products;
- the costs, timing and outcome of any regulatory review of our existing or future molecular diagnostic products;
- the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;
- our ability to enter into strategic collaborations, licensing or other arrangements favorable to us;
- the costs to satisfy our obligations under potential future collaborations; and
- the timing, receipt and amount of sales or royalties, if any, from Flurizan, Azixa, MPC-2130, MPC-0920, and any other drug candidates.

**OFF-BALANCE SHEET ARRANGEMENTS**

None.

**CONTRACTUAL OBLIGATIONS**

The following table represents our consolidated contractual obligations as of June 30, 2007:

| | Total | Less than one year | 1-3 Years | 4-5 Years | More than 5 years |
|---|---|---|---|---|---|
| *In thousands* | | | | | |
| Operating leases | $ 62,210 | $ 6,344 | $ 10,499 | $ 10,472 | $ 34,895 |
| Purchase obligations | 2,502 | 2,502 | — | — | — |
| Contractual services | 97,056 | 50,936 | 46,120 | — | — |
| Total | $ 161,768 | $ 59,782 | $ 56,619 | $ 10,472 | $ 34,895 |

Contractual services represent financial commitments for drug development and clinical trial activities that can be terminated at our request. The expected timing of payment for the obligations listed above is estimated based on current information. Actual payment timing and amounts may differ depending on the timing of goods or services received or other changes.

**EFFECTS OF INFLATION**

We do not believe that inflation has had a material impact on our business, sales, or operating results during the periods presented.

**CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS**

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This Annual Report contains such "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

Words such as "may," "anticipate," "estimate," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. All forward-looking statements are management's present expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those described in the forward-looking statements. These risks include, but are not limited to: the risk that we may be unable to further identify, develop or achieve commercial success for new products and technologies; the risk that we may be unable to discover drugs that are safer and more efficacious than our competitors; the risk that we may be unable to develop additional molecular diagnostic products that help assess which patients are subject to greater risk of developing diseases and who would therefore benefit from new preventive therapies; the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials; the risk that clinical trials may not result in marketable products; the risk that we may be unable to successfully finance and secure regulatory approval of and market our drug candidates; the risk that clinical trials will not be completed on the timelines we have estimated; uncertainties about our ability to obtain new corporate collaborations and acquire new technologies on satisfactory terms, if at all; the development of competing products and services; the risk that we may be unable to protect our proprietary technologies; the risk of patent-infringement claims; risks of new, changing and competitive technologies and regulations in the United States and internationally; and other factors discussed under the heading "Risk Factors" contained in Item 1A of our Annual Report on Form 10-K for the year ended June 30, 2007.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this Annual Report might not occur. Stockholders are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Annual Report. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

**QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**

We maintain an investment portfolio in accordance with our written investment policy. The primary objectives of our investment policy are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. Our investment policy specifies credit quality standards for our investments and limits the amount of credit exposure to any single issue, issuer or type of investment.

Our investments consist of securities of various types and maturities of three years or less, with a maximum average maturity of 12 months. These securities are classified as available-for-sale. Available-for-sale securities are recorded on the balance sheet at fair market value with unrealized gains or losses reported as part of accumulated other comprehensive income/loss. Realized gains and losses on investment security transactions are reported on the specific-identification method. Dividend and interest income are recognized when earned. A decline in the market value of any available-for-sale security below cost that is deemed other than temporary results in a charge to earnings and establishes a new cost basis for the security.

The securities held in our investment portfolio are subject to interest rate risk. Changes in interest rates affect the fair market value of the marketable investment securities. After a review of our marketable securities as of June 30, 2007, we have determined that in the event of a hypothetical ten percent increase in interest rates, the resulting decrease in fair market value of our marketable investment securities would be insignificant to the consolidated financial statements as a whole.

# Consolidated Balance Sheets

| *As of June 30,* | 2007 | 2006 |
|---|---|---|
| *In thousands, except per share amounts* | | |
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 143,432 | $ 98,573 |
| Marketable investment securities | 164,880 | 129,171 |
| Prepaid expenses | 2,499 | 2,326 |
| Trade accounts receivable, less allowance for doubtful accounts of $2,600 in 2007 and $1,795 in 2006 | 31,103 | 20,820 |
| Other receivables | 1,348 | 1,397 |
| Total current assets | 343,262 | 252,287 |
| Equipment and leasehold improvements: | | |
| Equipment | 54,868 | 47,255 |
| Leasehold improvements | 9,826 | 8,331 |
| | 64,694 | 55,586 |
| Less accumulated depreciation | 39,806 | 35,757 |
| Net equipment and leasehold improvements | 24,888 | 19,829 |
| Other assets | 3,917 | 4,487 |
| | $ 372,067 | $ 276,603 |
| **Liabilities and Stockholders' Equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 15,763 | $ 11,804 |
| Accrued liabilities | 15,558 | 14,901 |
| Deferred revenue | 383 | 117 |
| Total current liabilities | 31,704 | 26,822 |
| Commitments and contingencies | | |
| Stockholders' equity: | | |
| Preferred stock, $0.01 par value. Authorized 5,000 shares; issued and outstanding no shares | — | — |
| Common stock, $0.01 par value. Authorized 60,000 shares; issued and outstanding 43,440 shares in 2007 and 39,683 shares in 2006 | 434 | 397 |
| Additional paid-in capital | 592,727 | 467,568 |
| Accumulated other comprehensive loss | (398) | (746) |
| Accumulated deficit | (252,400) | (217,438) |
| Total stockholders' equity | 340,363 | 249,781 |
| | $ 372,067 | $ 276,603 |

*See accompanying notes to consolidated financial statements.*

# Consolidated Statements of Operations

| *Years ended June 30,* | | 2007 | | 2006 | | 2005 |
|---|---|---|---|---|---|---|
| *In thousands, except per share amounts* | | | | | | |
| Molecular diagnostic revenue | $ | 145,285 | $ | 100,621 | $ | 71,325 |
| Research revenue | | 11,841 | | 13,658 | | 11,081 |
| Total revenue | | 157,126 | | 114,279 | | 82,406 |
| Costs and expenses: | | | | | | |
| Molecular diagnostic cost of revenue | | 30,813 | | 27,644 | | 20,322 |
| Research and development expense | | 100,708 | | 83,757 | | 59,243 |
| Selling, general, and administrative expense | | 73,332 | | 48,467 | | 43,586 |
| Total costs and expenses | | 204,853 | | 159,868 | | 123,151 |
| Operating loss | | (47,727) | | (45,589) | | (40,745) |
| Other income (expense): | | | | | | |
| Interest income | | 12,112 | | 7,412 | | 2,798 |
| Other | | 653 | | (12) | | (2,031) |
| | | 12,765 | | 7,400 | | 767 |
| Net loss | $ | (34,962) | $ | (38,189) | $ | (39,978) |
| Basic and diluted loss per common share | $ | (0.85) | $ | (1.05) | $ | (1.30) |
| Basic and diluted weighted average shares outstanding | | 41,055 | | 36,278 | | 30,720 |

*See accompanying notes to consolidated financial statements.*

# Consolidated Statements of Stockholders' Equity and Comprehensive Loss

*Years ended June 30, 2007, 2006, and 2005*

| *In thousands* | Common Stock Shares | Common Stock Amount | Additional paid-in capital | Accumulated other comprehensive income (loss) | Accumulated deficit | Comprehensive loss | Stockholders' equity |
|---|---|---|---|---|---|---|---|
| **Balances at June 30, 2004** | 30,623 | $ 306 | $ 312,453 | $ (212) | $ (139,271) | | $ 173,276 |
| Issuance of common stock for cash upon exercise of options and employee stock purchase plan | 239 | 3 | 2,463 | — | — | — | 2,466 |
| Acceleration of vesting of stock options | — | — | 231 | — | — | — | 231 |
| Net loss | — | — | — | — | (39,978) | (39,978) | (39,978) |
| Unrealized losses on marketable investment securities: | | | | | | | |
| Unrealized holding losses arising during period | — | — | — | — | — | (322) | — |
| Other comprehensive loss | — | — | — | (322) | — | (322) | (322) |
| Comprehensive loss | | | | | | (40,300) | |
| **Balances at June 30, 2005** | 30,862 | 309 | 315,147 | (534) | (179,249) | | 135,673 |
| Issuance of common stock for cash upon exercise of options and employee stock purchase plan | 771 | 8 | 10,174 | — | — | — | 10,182 |
| Issuance of common stock for cash, net of offering costs of $251 | 8,050 | 80 | 139,658 | — | — | — | 139,738 |
| Share-based payment expense | — | — | 2,589 | — | — | — | 2,589 |
| Net loss | — | — | — | — | (38,189) | (38,189) | (38,189) |
| Unrealized losses on marketable investment securities: | | | | | | | |
| Unrealized holding losses arising during period | — | — | — | — | — | (212) | — |
| Other comprehensive loss | — | — | — | (212) | — | (212) | (212) |
| Comprehensive loss | | | | | | (38,401) | |
| **Balances at June 30, 2006** | 39,683 | 397 | 467,568 | (746) | (217,438) | | 249,781 |
| Issuance of common stock for cash upon exercise of options and employee stock purchase plan | 757 | 7 | 12,164 | — | — | — | 12,171 |
| Issuance of common stock for cash, net of offering costs of $170 | 3,000 | 30 | 105,250 | — | — | — | 105,280 |
| Share-based payment expense | — | — | 7,745 | — | — | — | 7,745 |
| Net loss | — | — | — | — | (34,962) | (34,962) | (34,962) |
| Unrealized losses on marketable investment securities: | | | | | | | |
| Unrealized holding gains arising during period | — | — | — | — | — | 348 | — |
| Other comprehensive income | — | — | — | 348 | — | 348 | 348 |
| Comprehensive loss | | | | | | (34,614) | |
| Balances at June 30, 2007 | 43,440 | $ 434 | $ 592,727 | $ (398) | $ (252,400) | | $ 340,363 |

*See accompanying notes to consolidated financial statements.*

## Consolidated Statements of Cash Flows

| *Years ended June 30,* *In thousands* | 2007 | 2006 | 2005 |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Net loss | $ (34,962) | $ (38,189) | $ (39,978) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | | |
| Depreciation and amortization | 7,544 | 6,855 | 6,092 |
| Loss (gain) on disposition of assets | (653) | 12 | 67 |
| Share-based compensation expense | 7,745 | 2,589 | — |
| Bad debt expense | 5,650 | 2,114 | 2,244 |
| Impairment charge on investments in other companies | — | — | 1,964 |
| Acceleration of option vesting | — | — | 231 |
| Changes in operating assets and liabilities: | | | |
| Prepaid expenses | (173) | 1,005 | 3,948 |
| Trade accounts receivable | (15,933) | (5,698) | (5,486) |
| Other receivables | 49 | (252) | (591) |
| Accounts payable | 3,959 | (93) | 3,959 |
| Accrued liabilities | 657 | 3,856 | 5,112 |
| Deferred revenue | 266 | (226) | (866) |
| Net cash used in operating activities | (25,851) | (28,027) | (23,304) |
| **Cash flows from investing activities** | | | |
| Capital expenditures for equipment and leasehold improvements | (11,400) | (7,680) | (6,736) |
| Increase in other assets | 20 | (100) | (100) |
| Purchases of marketable investment securities | (197,841) | (165,519) | (44,603) |
| Proceeds from maturities of marketable investment securities | 162,480 | 100,470 | 70,956 |
| Net cash provided by (used in) investing activities | (46,741) | (72,829) | 19,517 |
| **Cash flows from financing activities** | | | |
| Net proceeds from public offering of common stock | 105,280 | 139,738 | — |
| Net proceeds from common stock issued under share-based compensation plans | 12,171 | 10,182 | 2,466 |
| Net cash provided by financing activities | 117,451 | 149,920 | 2,466 |
| Net increase (decrease) in cash and cash equivalents | 44,859 | 49,064 | (1,321) |
| Cash and cash equivalents at beginning of year | 98,573 | 49,509 | 50,830 |
| Cash and cash equivalents at end of year | $ 143,432 | $ 98,573 | $ 49,509 |

*See accompanying notes to consolidated financial statements.*

# Notes to Consolidated Financial Statements

*June 30, 2007, 2006, and 2005*

## (1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***(a) Organization and Business Description*** Myriad Genetics, Inc. and subsidiaries (collectively, the Company) is a leading biotechnology company focused on the development and marketing of novel therapeutic and molecular diagnostic products. The Company employs a number of proprietary technologies that permit it to understand the genetic basis of human disease and the role that genes and their related proteins play in the onset and progression of disease. The Company uses this information to guide the development of new healthcare products that will treat major diseases and assess a person's risk of disease later in life. The Company's operations are located in Salt Lake City, Utah.

***(b) Principles of Consolidation*** The consolidated financial statements presented herein include the accounts of Myriad Genetics, Inc. and its wholly owned subsidiaries, Myriad Genetic Laboratories, Inc., Myriad Pharmaceuticals, Inc., and Myriad Financial, Inc. All intercompany amounts have been eliminated in consolidation.

***(c) Cash Equivalents*** Cash equivalents of $124.8 million and $86.6 million at June 30, 2007 and 2006, respectively, consist of highly liquid debt instruments with maturities at date of purchase of 90 days or less. As of June 30, 2007 and 2006, the book value of cash equivalents approximates fair value.

***(d) Marketable Investment Securities*** The Company has classified its marketable investment securities as available-for-sale. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized.

Gains and losses on investment security transactions are reported on the specific-identification method. Dividend and interest income are recognized when earned. A decline in the market value of any available-for-sale security below cost that is deemed other than temporary results in a charge to earnings and establishes a new cost basis for the security.

***(e) Trade Accounts Receivable and Allowance for Doubtful Accounts*** Trade accounts receivable are comprised of amounts due from sales of the Company's molecular diagnostic products and are recorded at the invoiced amount, net of discounts and allowances. The allowance for doubtful accounts is based on the Company's best estimate of the amount of probable losses in the Company's existing accounts receivable, which is based on historical write-off experience, customer creditworthiness, facts and circumstances specific to outstanding balances, and payment terms. Account balances are charged against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

***(f) Equipment and Leasehold Improvements*** Equipment and leasehold improvements are stated at cost. Depreciation and amortization are computed using the straight-line method based on the lesser of estimated useful lives of the related assets or lease terms. Equipment items have depreciable lives of five years. Leasehold improvements are depreciated over the shorter of the estimated useful lives or the associated lease terms, which range from three to fifteen years. For the years ended June 30, 2007, 2006, and 2005, the Company incurred depreciation expense of $7.0 million, $6.3 million, and $5.5 million, respectively.

***(g) Impairment of Long-Lived Assets*** The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairments of long-lived assets were recorded for the years ended June 30, 2007, 2006, and 2005.

***(h) Other Assets*** Other assets are comprised of purchased intellectual property, an investment in a privately held pharmaceutical company, and a purchased library of chemical compounds. The private pharmaceutical company investment is accounted for under the cost method. Management reviews the valuation of these investments for possible impairment as changes in facts and circumstances indicate that impairment should be assessed. The Company has estimated the fair value of the investments and compared it to the carrying amount of the investments as of June 30, 2007. The Company's valuation indicated that there was no impairment loss.

For the fiscal year ended June 30, 2005, based on changes to estimated cash flows compared to the prior fiscal year, the Company engaged an independent valuation firm to assist us in determining the fair value of an investment and compared it to the carrying amount of the investment. The Company's valuation indicated that the Company had incurred an impairment loss of approximately

$2.0 million for its investment in a privately held pharmaceutical company. This impairment loss was included in other expense in the accompanying consolidated statement of operations for the year ended June 30, 2005.

The amount recognized by the Company upon the ultimate liquidation of this and other investments may vary significantly from the estimated fair value at June 30, 2007. The library of chemical compounds and related purchased intellectual property are being amortized ratably over the expected useful life of five years.

***(i) Revenue Recognition*** The Company applies the provisions of SEC Staff Accounting Bulletin No. 104, Revenue Recognition, or SAB 104, as well as EITF 00-21, Revenue Arrangements with Multiple Deliverables, or EITF 00-21, to all of its revenue transactions.

Molecular diagnostic revenues include revenues from the sale of molecular diagnostic products and related marketing agreements. Molecular diagnostic revenue is recognized upon completion of the test or analysis and communication of results. Payments received in advance of molecular diagnostic work performed are recorded as deferred revenue. Up-front payments related to marketing agreements are recognized ratably over the life of the agreement.

Research revenue includes revenue from research agreements, milestone payments, and technology licensing agreements. In applying the principles of SAB 104 and EITF 00-21 to research and technology license agreements we consider the terms and conditions of each agreement separately to arrive at a proportional performance methodology of recognizing revenue. Such methodologies involve recognizing revenue on a straight-line basis over the term of the agreement, as underlying research costs are incurred, or on the basis of contractually defined output measures such as units delivered. We make adjustments, if necessary, to the estimates used in our calculations as work progresses and we gain experience. The principal costs under these agreements are for personnel expenses to conduct research and development but also include costs for materials and other direct and indirect items necessary to complete the research under these agreements. Actual results may vary from our estimates. Payments received on uncompleted long-term contracts may be greater than or less than incurred costs and estimated earnings and have been recorded as other receivables or deferred revenues in the accompanying consolidated balance sheets. Revenue from milestone payments for which we have no continuing performance obligations is recognized upon achievement of the related milestone. When we have continuing performance obligations, the milestone payments are deferred and recognized as revenue over the term of the arrangement as we complete our performance obligations. We recognize revenue from up-front nonrefundable license fees on a straight-line basis over the period of our continued involvement in the research and development project.

***(j) Income Taxes*** Income taxes are recorded using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax assets are reviewed for recoverability and valuation allowances are provided when it is more likely than not that a deferred tax asset is not realizable in the future.

***(k) Net Loss per Common and Common Equivalent Share*** Basic and diluted loss per common share is computed using the weighted average number of shares of common stock outstanding during the period. Potentially dilutive common shares consisting of stock options and warrants were not included in the diluted loss per share attributable to common stockholders for all periods presented because the inclusion of such shares would have had an antidilutive effect.

For the years ended June 30, 2007, 2006, and 2005, there were outstanding potential common shares of 8,491,862, 8,044,582, and 7,394,358, respectively. These potential dilutive common shares may be dilutive to future diluted earnings per share.

***(l) Use of Estimates*** The preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles requires Company management to make estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of fixed assets, valuation allowances for receivables and deferred income tax assets, certain accrued liabilities, share-based compensation, and the valuation of investments in privately held companies. Actual results could differ from those estimates.

***(m) Fair Value Disclosure*** At June 30, 2007 and 2006, the consolidated financial statements' carrying amount of the Company's financial instruments approximates fair value.

***(n) Stock-Based Compensation*** In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123R, Share-Based Payment (Statement 123R). Statement 123R sets accounting requirements for "share-based" compensation to employees, including employee stock purchase plans, and requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation. Statement 123R became effective for the Company on July 1, 2005. On April 14, 2005 the Company accelerated the vesting of unvested stock options previously awarded to employees and non-employee members of the board of directors under the Company's 2002 and 2003 stock option plans in order to minimize estimated charges of approximately $25 million to future periods under the requirements of Statement 123R, as the options would have vested under their unmodified terms. Approximately 3.5 million options were accelerated, of which 1.7 million options belong to executive officers and non-employee members of the board of directors. As a result of the acceleration of the vesting of the unvested options, the Company recognized an expense of approximately $231,000 on the date of acceleration.

Prior to the adoption of Statement 123R the Company measured compensation cost for stock based compensation using the intrinsic value method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). As such, with the exception of costs related to the acceleration of vesting of unvested options, stock-based employee compensation cost is not reflected in net loss for the fiscal year ended June 30, 2005, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS 123R to stock-based employee compensation:

| *Year Ended June 30, 2005* | |
|---|---|
| *In thousands, except per share amounts* | |
| Net loss, as reported | $ 39,978 |
| Add compensation expense for the acceleration of vesting of unvested options | (231) |
| Deduct total stock-based employee compensation expense determined under fair value based method for all awards, net of tax related effects | 49,604 |
| Pro forma net loss | $ 89,351 |
| Net loss per share: | |
| Basic and diluted – as reported | $ 1.30 |
| Basic and diluted – pro forma | 2.91 |

**(2) MARKETABLE INVESTMENT SECURITIES**

The amortized cost, gross unrealized holding gains, gross unrealized holding losses, and fair value for available-for-sale securities by major security type and class of security at June 30, 2007 and 2006 were as follows (in thousands):

| | Amortized Cost | Gross Unrealized Holding Gains | Gross Unrealized Holding Losses | Fair Value |
|---|---|---|---|---|
| *At June 30, 2007:* | | | | |
| Available-for-sale: | | | | |
| Corporate bonds and notes | $ 80,302 | $ 13 | $ (298) | $ 80,017 |
| Certificates of deposit | 7,002 | — | (3) | 6,999 |
| Federal agency issues | 24,198 | — | (66) | 24,132 |
| Tax auction securities | 35,550 | — | — | 35,550 |
| Euro dollar bonds | 18,226 | — | (44) | 18,182 |
| | $ 165,278 | $ 13 | $ (411) | $ 164,880 |
| *At June 30, 2006:* | | | | |
| Available-for-sale: | | | | |
| Corporate bonds and notes | $ 4,500 | $ 1 | $ — | $ 4,501 |
| Certificates of deposit | 42,567 | 2 | (222) | 42,347 |
| Federal agency issues | 50,296 | — | (399) | 49,847 |
| Tax auction securities | 15,625 | — | — | 15,625 |
| Euro dollar bonds | 16,929 | — | (128) | 16,801 |
| | $ 129,917 | $ 3 | $ (749) | $ 129,171 |

Maturities of debt securities classified as available-for-sale are as follows at June 30, 2007 (in thousands):

| | Amortized Cost | Fair Value |
|---|---|---|
| Available-for-sale: | | |
| Due within one year | $ 67,702 | $ 67,584 |
| Due after one year through three years | 97,576 | 97,296 |
| | $ 165,278 | $ 164,880 |

All securities in an unrealized loss position as of June 30, 2007 are debt securities. Debt securities in an unrealized loss position as of June 30, 2007 were not impaired at acquisition and the decline in fair value is due to interest rate fluctuations. Management believes that the decline in fair value is not other-than-temporary and that the Company has the ability and intent to hold these investments until a recovery of fair value. Debt securities available for sale in an unrealized loss position as of June 30, 2007 are summarized as follows (in thousands):

| | *Less than 12 months* | | *More than 12 months* | | *Total* | |
|---|---|---|---|---|---|---|
| | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| Debt securities: | | | | | | |
| Corporate bonds and notes | $ 36,177 | $ (62) | $ 43,840 | $ (236) | $ 80,017 | $ (298) |
| Certificates of deposit | 6,999 | (3) | — | — | 6,999 | (3) |
| Federal agency issues | 17,940 | (59) | 3,192 | (7) | 21,132 | (66) |
| Euro dollar bonds | 3,468 | (7) | 14,714 | (37) | 18,182 | (44) |
| | $ 64,584 | $ (131) | $ 61,746 | $ (280) | $ 126,330 | $ (411) |

**(3) LEASES**

The Company leases office and laboratory space under four non-cancelable operating leases, with terms that expire between 2017 and 2022. The Company also leases information technology equipment under two non-cancelable operating leases, with terms that expire between 2008 and 2009. Future minimum lease payments under these leases as of June 30, 2007 are as follows (in thousands):

| *Fiscal year ending:* | |
|---|---|
| 2008 | $ 6,344 |
| 2009 | 5,263 |
| 2010 | 5,236 |
| 2011 | 5,236 |
| 2012 | 5,236 |
| Thereafter | 34,895 |
| | $ 62,210 |

Rental expense was $4.2 million in 2007, $3.2 million in 2006, and $3.2 million in 2005.

**(4) SHARE-BASED COMPENSATION**

On July 1, 2005 the Company adopted the provisions of Statement 123R. Statement 123R sets accounting requirements for "share-based" compensation to employees, including employee stock purchase plans, and requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity-based compensation.

In 2003 the Company adopted the 2003 Employee, Director and Consultant Stock Option Plan (the 2003 Plan) under which 5.4 million shares of common stock have been reserved for issuance upon the exercise of options that the Company grants from time to time. Additional shares represented by options previously granted under the Company's 2002 Amended and Restated Employee, Director and Consultant Stock Option Plan (the 2002 Plan) which are canceled or expire after the date of stockholder approval of the 2003 Plan without delivery of shares of stock by the Company and any shares which have been reserved but not granted under the 2002 Plan as of the date of stockholder approval of the 2003 Plan are available for grant under the 2003 Plan.

The exercise price of options granted in 2007, 2006, and 2005 was equivalent to the fair market value of the stock at the date of grant. The number of shares, terms, and vesting period are determined by the board of directors on an option-by-option basis. Options generally vest ratably over service periods of four years and expire ten years from the date of grant. As of June 30, 2007, 1,040,757 shares are available for future grant under the 2003 Plan.

The Company's share-based payment plans are accounted for under Statement 123R. The fair value of each option grant is estimated on the date of the grant using the Black Scholes option-pricing model with the following weighted-average assumptions used for grants for the fiscal year ended June 30:

| | 2007 | 2006 |
|---|---|---|
| Risk-free interest rate | 4.6% | 4.3% |
| Expected dividend yield | 0% | 0% |
| Expected lives (in years) | 4.8 - 6.0 | 4.4 - 5.0 |
| Expected volatility | 56% | 63% |

Expected option lives and volatilities are based on historical data of the Company and other factors. A summary of activity is as follows:

| | 2007 | | 2006 | | 2005 | |
|---|---|---|---|---|---|---|
| | Number of Shares | Weighted average exercise price | Number of Shares | Weighted average exercise price | Number of Shares | Weighted average exercise price |
| Options outstanding at beginning of year | 8,014,582 | $ 25.92 | 7,364,358 | $ 25.70 | 5,933,252 | $ 27.28 |
| Plus options granted | 1,337,910 | 30.02 | 1,421,905 | 22.23 | 1,718,150 | 19.39 |
| Less: | | | | | | |
| Options exercised | (670,559) | 15.01 | (648,438) | 12.83 | (144,701) | 8.48 |
| Options canceled or expired | (220,071) | 35.34 | (123,243) | 38.69 | (142,343) | 33.17 |
| Options outstanding at end of year | 8,461,862 | 27.19 | 8,014,582 | 25.92 | 7,364,358 | 25.70 |
| Options exercisable at end of year | 6,227,634 | 27.34 | 6,625,482 | 26.70 | 7,355,358 | 25.71 |
| Options vested and expected to vest | 8,053,533 | 27.56 | 7,836,244 | 26.00 | | |
| Weighted average fair value of options granted during the year | | 16.23 | | 12.27 | | 10.09 |

The following table summarizes information about stock options outstanding at June 30, 2007:

| | Options outstanding | | | Options exercisable | |
|---|---|---|---|---|---|
| Range of exercise prices | Number outstanding at June 30, 2007 | Weighted average remaining contractual life (years) | Weighted average exercise price | Number exercisable at June 30, 2007 | Weighted average exercise price |
| $ 4.69 - 16.97 | 2,493,109 | 5.25 | $ 12.56 | 2,487,109 | $ 12.55 |
| 17.23 - 24.40 | 2,235,307 | 7.83 | 21.73 | 1,294,250 | 21.34 |
| 24.56 - 34.43 | 2,191,079 | 7.05 | 27.94 | 920,308 | 25.04 |
| 34.46 - 93.81 | 1,542,367 | 3.94 | 57.67 | 1,525,967 | 57.90 |
| | 8,461,862 | 6.16 | 27.19 | 6,227,634 | 27.34 |

Share-based compensation expense included in the consolidated statement of operations for the fiscal years ended June 30, 2007 and 2006 was approximately $7,745,000 and $2,589,000, respectively, which is included in molecular diagnostic cost of revenue, research and development expense, and selling, general, and administrative expense. As of June 30, 2007, there was approximately $23.7 million of total unrecognized share-based compensation cost related to share-based compensation granted under our plans that will be recognized over a weighted-average period of 2.9 years. The total intrinsic value of options exercised during the fiscal years ended June 30, 2007 and 2006 was approximately $13.4 million and $5.3 million, respectively. The aggregate intrinsic value of fully vested options and options expected to vest as of June 30, 2007 was approximately $112.4 million.

The Company also has an Employee Stock Purchase Plan (the Plan) which was adopted and approved by the board of directors and stockholders in December 1994, under which a maximum of 1,000,000 shares of common stock may be purchased by eligible employees. At June 30, 2007, 613,096 shares of common stock had been purchased under the Plan. For the years ended June 30, 2007, 2006, and 2005, shares purchased under the Plan were 87,168, 122,109, and 94,553, respectively. Expenses associated with the Plan were approximately $711,000, $628,000, and $0, for the years ended June 30, 2007, 2006, and 2005, respectively. The fair value of shares issued under the Plan was calculated using the Black Scholes option-pricing model with the following weighted-average assumptions for the fiscal years ended June 30:

| | 2007 | 2006 |
|---|---|---|
| Risk-free interest rate | 4.7% | 4.7% |
| Expected dividend yield | 0% | 0% |
| Expected lives (in years) | 0.5 | 0.5 |
| Expected volatility | 42% | 42% |

As of June 30, 2007, 30,000 warrants previously granted to placement agents were outstanding and exercisable at a weighted average price of $40.00 per share.

**(5) INCOME TAXES**

The Company recorded no income tax expense in 2007, 2006, and 2005. The difference between the expected tax benefit for all periods presented and the actual tax expense is primarily attributable to the effect of net operating losses being offset by an increase in the Company's valuation allowance.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at June 30, 2007 and 2006 are presented below (in thousands):

| | 2007 | 2006 |
|---|---|---|
| Deferred tax assets: | | |
| Net operating loss carryforwards | $ 125,991 | $ 112,266 |
| Unearned revenue | 143 | 44 |
| Equipment, principally due to differences in depreciation | 404 | 569 |
| Research and development credits | 24,376 | 17,170 |
| Accrued liabilities and other | 4,617 | 3,105 |
| Total gross deferred tax assets | 155,531 | 133,154 |
| Less valuation allowance | (155,531) | (133,154) |
| Net deferred tax assets | $ — | $ — |

The net change in the total valuation allowance for the years ended June 30, 2007, 2006, and 2005 was an increase of $22.4 million, $17.7 million, and $22.2 million, respectively. Approximately $42.1 million of deferred tax assets at June 30, 2007, if recognizable in future years, will be recognized as additional paid-in capital, and the remainder will be allocated as an income tax benefit to be reported in the consolidated statement of operations.

At June 30, 2007, the Company had total federal and state tax net operating loss carryforwards of approximately $337.8 million and research and development credit carryforwards of approximately $24.4 million, which can be carried forward to reduce federal and state income taxes. If not utilized, the tax loss and research and development credit carryforwards expire beginning in 2008 through 2027. The Company's alternative minimum tax net operating losses are approximately the same as its regular tax net operating losses. The Company also has state net operating loss and research credit carryforwards that may be utilized in accordance with the various states' rules and regulations.

Under the rules of the Tax Reform Act of 1986, the Company has undergone changes of ownership, and consequently, the availability of the Company's net operating loss and research and development credit carryforwards in any one year are limited. The maximum amount of carryforwards available in a given year is limited to the product of the Company's value on the date of ownership change and the federal long-term tax-exempt rate, plus any limited carryforward not utilized in prior years. Utilization of the Company's net operating loss and credit carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such annual limitation could result in the expiration of the net operating loss and credits before utilization.

**(6) EMPLOYEE DEFERRED SAVINGS PLAN**

The Company has a deferred savings plan which qualifies under Section 401(k) of the Internal Revenue Code. Substantially all of the Company's employees are covered by the plan. The Company makes matching contributions of 50% of each employee's contribution with the employer's contribution not to exceed 4% of the employee's compensation. The Company's contributions to the plan were $1,598,000, $1,431,000, and $1,175,000 for the years ended June 30, 2007, 2006, and 2005, respectively.

**(7) COLLABORATIVE RESEARCH AGREEMENTS**

In June 2006, the Company entered into a $10.1 million research collaboration to apply its high-speed genomic sequencing capability and bioinformatics expertise to deliver molecular genetic information to the collaborator. Revenue related to this collaboration is recognized when completed information is delivered to the collaborator. Under this agreement the Company recognized research revenue of $7.0 million for the fiscal year ended June 30, 2007.

In June 2005, the Company entered into a $10.1 million research collaboration to apply its high-speed genomic sequencing capability and bioinformatics expertise to deliver molecular genetic information to the collaborator. Revenue related to this collaboration is recognized when completed information is delivered to the collaborator. Under this agreement the Company recognized research revenue of $1.9 million and $7.1 million for the fiscal years ended June 30, 2007 and 2006, respectively.

In June 2004, the Company entered into a five-year, $14.2 million research agreement to utilize its expertise to characterize pathogen-host protein interactions. Revenue related to this collaboration is being recognized on a cost-to-cost basis. Under this agreement the Company recognized research revenue of $2.4 million, $2.4 million and $2.3 million for the fiscal years ended June 30, 2007, 2006, and 2005, respectively.

In May 2005, the Company licensed a portion of its intellectual property related to a cancer compound to an oncology drug development company. The Company has no continuing obligations under the license. As a result of the license agreement the Company recognized the related $2.5 million in research revenue for the fiscal year ended June 30, 2005.

In March 2002, the Company entered into a three-year, $13.8 million research collaboration to identify novel drug targets for the diagnosis and treatment of depression. The agreement, which was completed in February 2005, provided the collaborator with certain license rights and specified guaranteed research funding, potential milestones, and royalties to the Company. Revenue related to the license agreement was recognized ratably over the license period and revenue related to this research collaboration was recognized as the underlying research costs were incurred. Revenue from the achievement of milestones was recognized upon achieving the milestone. Under this agreement the Company recognized research revenue of $0, $0, and $2.5 million for the fiscal years ended June 30, 2007, 2006, and 2005, respectively.

**(8) SEGMENT AND RELATED INFORMATION**

The Company's business units have been aggregated into three reportable segments: (i) research, (ii) molecular diagnostics, and (iii) drug development. The research segment is focused on the discovery of genes related to major common diseases. The molecular diagnostics segment provides testing to determine predisposition to common diseases. The drug development segment is focused on the development of therapeutic products for the treatment and prevention of major diseases.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (note 1). The Company evaluates segment performance based on loss from operations before interest income and expense and other income and expense.

| In thousands | Research | Molecular diagnostics | Drug development | Total |
|---|---|---|---|---|
| Year ended June 30, 2007: | | | | |
| Revenues | $ 11,841 | $ 145,285 | $ — | $ 157,126 |
| Depreciation and amortization | 2,540 | 2,511 | 2,493 | 7,544 |
| Segment operating income (loss) | (20,849) | 59,978 | (86,856) | (47,727) |
| Year ended June 30, 2006: | | | | |
| Revenues | 13,658 | 100,621 | — | 114,279 |
| Depreciation and amortization | 2,654 | 2,123 | 2,078 | 6,855 |
| Segment operating income (loss) | (15,496) | 34,969 | (65,062) | (45,589) |
| Year ended June 30, 2005: | | | | |
| Revenues | 11,081 | 71,325 | — | 82,406 |
| Depreciation and amortization | 2,149 | 2,033 | 1,910 | 6,092 |
| Segment operating income (loss) | (13,752) | 15,764 | (42,757) | (40,745) |

| In thousands | 2007 | 2006 | 2005 |
|---|---|---|---|
| Total operating loss for reportable segments | $ (47,727) | $ (45,589) | $ (40,745) |
| Unallocated amounts | | | |
| Interest income | 12,112 | 7,412 | 2,798 |
| Other | 653 | (12) | (2,031) |
| Net Loss | $ (34,962) | $ (38,189) | $ (39,978) |

All of the Company's revenues were derived from research and testing performed in the United States. Additionally, all of the Company's long-lived assets are located in the United States. All of the Company's research segment revenue was generated from five, eight, and nine collaborators in fiscal 2007, 2006, and 2005, respectively. No revenue from any collaborator was in excess of 10% of the Company's consolidated revenues for fiscal years 2007, 2006, and 2005, respectively.

**(9) STOCKHOLDER RIGHTS PLAN**

The Company has in place a Stockholder Rights Plan (the Plan). The Plan provides registered holders of the Company's common stock one preferred share purchase right for each outstanding share of the Company's common stock. Each right entitles the holder to purchase one one-hundredth of a share of a new series of junior participating preferred stock. The rights have certain anti-takeover effects and allow the Company's stockholders (other than the acquiror) to purchase common stock in the Company or in the acquiror at a substantial discount. Prior to the ten days following the acquisition by a person or group of beneficial ownership of 15% or more of the Company's common stock, the Board of Directors may redeem the rights in whole, but not in part, at a price of $0.01 per right.

### (10) INVESTMENT IN PROLEXYS PHARMACEUTICALS, INC.

In April 2001, the Company contributed technology to Prolexys Pharmaceuticals, Inc. (Prolexys), in exchange for a 49% ownership interest and investors contributed a combined $82 million in cash in exchange for the remaining 51% ownership in Prolexys.

The Company accounts for its investment in Prolexys using the equity method. Because the Company's initial investment in Prolexys consisted of technology with a carrying value of $0 on the Company's consolidated financial statements, and given the uncertainty of the realizability of the difference between the $82 million carrying amount and the Company's proportionate share of the net assets of Prolexys, the Company's initial investment in Prolexys was recorded as $0. The Company allocated $41 million of this difference to technology which is being reduced as the related technology amortization, including in-process research and development charges, are recorded at Prolexys. At June 30, 2007, the remaining technology basis difference is estimated to be $7.1 million. The remaining $41 million of unallocated basis difference is being accreted to income, offset by the Company's share of Prolexys' losses, over the period of expected benefit of 10 years. For the period from the original investment in Prolexys through June 30, 2007, the Company's portion of the Prolexys' net losses exceeded the accretion of the unallocated basis. Accordingly, the Company's investment in Prolexys is carried at $0.

Summarized balance sheet information as of June 30, 2007 and 2006 for Prolexys is as follows (in thousands):

| | 2007 | 2006 |
|---|---|---|
| *(Unaudited)* | | |
| Current assets | $ 4,834 | $ 5,302 |
| Noncurrent assets | 2,254 | 3,600 |
| Current liabilities | 1,150 | 1,739 |
| Noncurrent liabilities | — | 22 |
| Stockholders' equity | 5,938 | 7,141 |

Summarized statement of operations information for Prolexys for the years ended June 30, 2007, 2006, and 2005 is as follows (in thousands):

| | 2007 | 2006 | 2005 |
|---|---|---|---|
| *(Unaudited)* | | | |
| Total revenues | $ 47 | $ 1,253 | $ 694 |
| Other operating costs and expenses | 11,046 | 33,310 | 20,539 |
| Net loss | (10,572) | (23,802) | (17,090) |

### (11) PUBLIC OFFERING OF COMMON STOCK

In February 2007, the Company received $105.3 million in net proceeds from an underwritten public offering of 3,000,000 shares of common stock pursuant to the Company's outstanding shelf registration on Form S-3 (Registration No. 333-123914). The Company has approximately $43.4 million of securities available for sale under the shelf registration statement.

In November 2005, the Company received $139.7 million in net proceeds from an underwritten public offering of 8,050,000 shares of common stock pursuant to the Company's outstanding shelf registration on Form S-3 (Registration No. 333-123914).

### (12) RECENT ACCOUNTING PRONOUNCEMENTS

In February 2007, the FASB issued SFAS No. 159, or SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115*. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company's adoption of SFAS 159 on July 1, 2008 is not expected to have a material effect on its consolidated financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, or FIN 48, *Accounting for Income Tax Uncertainties*. FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. FIN 48 provides guidance on the de-recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 on July 1, 2007 is not expected to have a material effect on the Company's consolidated financial position or results of operations.

In June 2007, the FASB issued EITF Issue 07-3 *Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities*, or EITF 07-3. The scope of EITF 07-3 is limited to nonrefundable advance payments for goods and services related to research and development activities. EITF 07-3 addresses whether such advanced payments should be expensed as incurred or capitalized. The Company is required to adopt EITF 07-3 effective January 1, 2008. The adoption of EITF 07-3 on January 1, 2008 is not expected to have a material effect on the Company's consolidated financial position or results of operations.

**(13) CONTINGENCIES**

Various legal claims have been filed against the Company that relate to the ordinary course of business and are currently pending resolution. In the opinion of management upon consultation with legal counsel, the ultimate resolution of these matters is not expected to have a material adverse effect on the financial position or future results of operations of the Company.

## Reports of Independent Registered Public Accounting Firms

The Board of Directors and Stockholders
Myriad Genetics, Inc.:

We have audited the accompanying consolidated balance sheet of Myriad Genetics, Inc. and subsidiaries as of June 30, 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for the year then ended. Our audit also included the financial statement schedule listed in the Index at Item 15(a). These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Myriad Genetics, Inc. and subsidiaries as of June 30, 2007, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Myriad Genetics, Inc.'s internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 27, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Ernst & Young LLP
Salt Lake City, Utah
August 27, 2007

The Board of Directors and Stockholders
Myriad Genetics, Inc.:

We have audited the accompanying consolidated balance sheet of Myriad Genetics, Inc. and subsidiaries as of June 30, 2006, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the two-year period ended June 30, 2006. In connection with our audits of the consolidated financial statements, we have also audited the accompanying consolidated financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Myriad Genetics, Inc. and subsidiaries as of June 30, 2006, and the results of their operations and their cash flows for each of the years in the two-year period ended June 30, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

Salt Lake City, Utah
September 6, 2006

## Market Price for Common Stock

Our Common Stock began trading on the NASDAQ National Market on October 6, 1995 under the symbol "MYGN." Effective July 1, 2006, the NASDAQ National Market changed its name and split into two different tiers, the NASDAQ Global Market and the NASDAQ Global Select Market, and we were automatically transferred to the NASDAQ Global Select Market. The following table sets forth, for the last two fiscal years, the high and low sales prices for our Common Stock, as reported by the NASDAQ National Market (prior to July 1, 2006) and the NASDAQ Global Select market (since July 1, 2006), during the periods indicated:

| | High | Low |
|---|---|---|
| **Fiscal Year Ended June 30, 2007:** | | |
| Fourth Quarter | $ 40.30 | $ 33.94 |
| Third Quarter | $ 37.43 | $ 30.00 |
| Second Quarter | $ 31.87 | $ 23.98 |
| First Quarter | $ 26.66 | $ 21.72 |
| **Fiscal Year Ended June 30, 2006:** | | |
| Fourth Quarter | $ 28.53 | $ 22.51 |
| Third Quarter | $ 28.09 | $ 19.84 |
| Second Quarter | $ 23.20 | $ 18.24 |
| First Quarter | $ 21.99 | $ 15.49 |

## Stockholders

As of August 22, 2007, there were approximately 158 stockholders of record of our Common Stock and, according to our estimates, approximately 12,500 beneficial owners of our Common Stock.

## Dividends

We have not paid dividends to our stockholders since our inception and we do not plan to pay cash dividends in the foreseeable future. We currently intend to retain earnings, if any, to finance our growth.

## Unregistered Sales of Securities

None.

## Issuer Purchases of Equity Securities

None.

**PERFORMANCE GRAPH**

The following graph compares the annual percentage change in our cumulative total stockholder return on our common stock during a period commencing on June 28, 2002 and ending on June 29, 2007 (as measured by dividing (A) the difference between our share price at the end and the beginning of the measurement period; by (B) our share price at the beginning of the measurement period) with the cumulative total return of The Nasdaq Stock Market, Inc. and the Nasdaq Health Services Stock Index during such period. We have not paid any dividends on our common stock, and we do not include dividends in the representation of our performance. The stock price performance on the graph below is not necessarily indicative of future price performance.


Myriad Genetics, Inc.
Nasdaq Stock Index (U.S.)
Nasdaq Health Services Stocks
6/28/2002
6/30/2003
6/30/2004
6/30/2005
6/30/2006
6/29/2007

| | 6/28/2002 | 6/30/2003 | 6/30/2004 | 6/30/2005 | 6/30/2006 | 6/29/2007 |
|---|---|---|---|---|---|---|
| Myriad Genetics, Inc. | $100.00 | $ 66.32 | $ 73.35 | $ 76.94 | $ 124.14 | $ 182.84 |
| Nasdaq Stock Index (U.S.) | $100.00 | $111.02 | $ 139.94 | $ 141.46 | $ 150.42 | $ 179.30 |
| Nasdaq Health Services Stocks | $100.00 | $105.27 | $ 156.31 | $ 197.53 | $ 226.57 | $ 265.69 |

Information used on the graph was obtained from the CRSP Total Return Indexes, a source believed to be reliable, but we are not responsible for any errors or omissions in such information.

# Corporate Information

**CORPORATE OFFICES**
320 Wakara Way
Salt Lake City, UT 84108
Phone: 801.584.3600

**LEGAL COUNSEL**
Mintz, Levin, Cohn, Ferris,
Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111

**TRANSFER AGENT AND REGISTRAR**
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

**INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS**
The financial statements of Myriad Genetics, Inc. as of and for the year ended June 30, 2007 included in this annual report were audited by Ernst & Young LLP and the financial statements as of and for the two years ended June 30, 2006 and 2005 included in this annual report were audited by KPMG LLP.

**ANNUAL MEETING**
The Annual Meeting of Shareholders will be held at the offices of Myriad Genetics, Inc., 320 Wakara Way, Salt Lake City, Utah on Thursday, November 15, 2007 at 9:00 a.m., MST.

**FORM 10-K**
A printed copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained by any shareholder without charge upon written request to:

Myriad Genetics, Inc.
Investor Relations
320 Wakara Way
Salt Lake City, UT 84108

**INTERNET**
The Company's Form 10-K can also be found on its website at www.myriad.com

END